CBL & ASSOCIATES PROPERTIES, INC.

CBL Center

2030 Hamilton Place Blvd., Suite 500

Chattanooga, Tennessee 37421-6000

April 6, 2009

Ms. Sonia Barros

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

RE:	CBL & Associates Properties, Inc. (herein the “Company” or “CBL”)

Post-effective Amendment No. 2 to Form S-3

Filed March 12, 2009

File No. 333-156109

Via EDGAR Filing System

Dear Ms. Barros:

In reference to your comment letter of March 24, 2009 and with respect to your review of Post-Effective Amendment No. 2 to CBL’s Registration Statement No. 333-156109 on Form S-3, this letter sets forth our response to the single comment included in the staff’s letter, as follows:

Incorporation of Information filed with the SEC, page 1

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We refer to your annual report on Form 10-K filed on March 2, 2009 and note that the information required by Part III will be incorporated by reference to your proxy statement. Please note that we will not be in a position to declare your filing effective until such time as the completed disclosure required by Form 10-K has been filed.

In response to your comment, we confirm that the definitive proxy materials for the Company’s Annual Meeting of Shareholders to be held May 4, 2009 have now been electronically filed with the SEC, effective as of Friday, March 27, 2009.

Additionally, in accordance with our counsel’s telephone conversation with Ms. Angela McHale of the SEC staff on April 3, 2009 and pursuant to Securities Act Rule 461, we hereby request acceleration of the effective date of Post-Effective Amendment No. 2 to the above-referenced Registration Statement on Form S-3 to 10:00 a.m., Eastern Time, on Tuesday, April 7, 2009. In connection with this response and our request for acceleration of the effective date of the registration statement, we acknowledge that:

▪

the Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced registration statement;

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▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
▪

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this letter, please do not hesitate to contact the undersigned or Andy Cobb in my absence at (423) 855-0001.

Sincerely,

CBL & ASSOCIATES PROPERTIES, INC.

/s/ John N. Foy

John N. Foy

Chief Financial Officer

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